BB

05037300

SECUR[ITIES AND EXCHANGE COMM]ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED FEB 25 2005 PROCESSING WASH. D.C. SECTION

SEC FILE NUMBER
8- 50126

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonegate Partners LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 Edgewater Place
(No. and Street)

Wakefield (City) MA (State) 01880 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brian W. Bernier, President (617) 330-9009
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PROVANZANO & MARCHESIANI P.C.
(Name – if individual, state last, first, middle name)

607 North Avenue, Suite E (Address) Wakefield (City) MA (State) 01880-1635 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/05
SS

OATH OR AFFIRMATION

I, Brian W. Bernier, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonegate Partners, LLC, as of December 31, 2004 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

J. BARRY CLAYMAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires
May 20, 2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEGATE PARTNERS, LLC and SUBSIDIARY

Consolidated Financial Statements and Supplementary Information

December 31, 2004

(With Independent Auditors' Report and
Supplemental Report on Internal Control Thereon)

Provanzano & Marchesiani P.C.

CERTIFIED PUBLIC ACCOUNTANTS

781 245 1100

LAKESIDE OFFICE PARK
607 NORTH AVENUE, SUITE E
WAKEFIELD, MA 01880-1635
FAX 781-246-5647

Independent Auditors' Report

The Board of Directors and Members
StoneGate Partners, LLC and subsidiary:

We have audited the accompanying consolidated statement of financial condition of StoneGate Partners, LLC and subsidiary (the Company) as of December 31, 2004 and the related consolidated statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of StoneGate Partners, LLC and subsidiary as of December 31, 2004, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Provanzano & Marchesiani P.C.

January 27, 2005

STONEGATE PARTNERS, LLC AND SUBSIDIARY

Consolidated Statement of Financial Condition

December 31, 2004

Assets

Cash and cash equivalents	$	159,267
Accounts receivable		324,099
Securities owned- not readily marketable, at fair value (note 3)		979,900
Other assets		54,063
Fixed assets, net (note 5)		28,964
Note receivable, net of allowance for doubtful accounts of $56,000 (note 4)		-
Total assets	$	1,546,293

Liabilities and Members' Equity

Liabilities:		
Accounts payable, accrued expenses and other liabilites (note 8)	$	259,752
Commitments and contingencies (notes 2,7, and 9)		
Members' equity (note 6)		
Class A shares, no par value. Authorized 20,000,000 shares; issued and outstanding 8,406,183 shares		2,551,989
Class B shares, no par value. Authorized 20,000,000 shares; issued and outstanding 11,677,181shares		431,364
Accumulated deficit		(1,696,812)
Total members' equity		1,286,541
Total liabilities and members' equity	$	1,546,293

See accompanying notes to consolidated financial statements.

STONEGATE PARTNERS, LLC AND SUBSIDIARY

Consolidated Statement of Income

Year ended December 31, 2004

Revenues:		
Commissions from private placements	$	1,558,223
Interest and dividends		1,624
Total revenues		1,559,847
Expenses:		
Employee compensation and benefits		1,093,208
Regulatory fees and expenses		24,232
Occupancy		58,464
Professional fees		33,744
Telephone expenses		21,749
Other expenses		115,469
Total expenses		1,346,866
Net operating income		212,981
Net realized and unrealized losses on securities:		
Net realized losses on securities held		70,298
Net unrealized losses on securities held		137,006
Net realized and unrealized losses on securities		207,304
Net income	$	5,677

See accompanying notes to consolidated financial statements.

STONEGATE PARTNERS, LLC AND SUBSIDIARY

Consolidated Statement of Changes in Members' Equity

Year ended December 31, 2004

	Class A Shares	Class B Shares	Class A Amount	Class B Amount	Accumulated Deficit	Total Members' Equity
Balances at December 31, 2003	8,406,183	11,677,181	$ 2,551,989	$ 431,364	$ (1,702,489)	$ 1,280,864
Net income	-	-	-	-	5,677	5,677
Balances at December 31, 2004	8,406,183	11,677,181	$ 2,551,989	$ 431,364	$ (1,696,812)	$ 1,286,541

See accompanying notes to consolidated financial statements.

STONEGATE PARTNERS, LLC and SUBSIDIARY

Consolidated Statement of Cash Flows

Year ended December 31, 2004

Cash flows from operating activities:		
Net income	$	5,677
Adjustments to reconcile net income to net cash provided by operating activities:		
Net unrealized gains and losses on securities held		137,006
Depreciation		5,056
Net loss on sale of investment securities		3,222
Increase in accounts receivable		(237,836)
Increase in other assets, net		(22,860)
Increase in accounts payable, accrued expenses, and other liabilities		191,219
Net cash provided by operating activities		81,484
Cash flows from investing activities:		
Proceeds from sale of investment securities		4,765
Purchase of fixed assets		(9,009)
Investment in investment securities		(194,253)
Net cash used in investing activities		(198,497)
Net decrease in cash		(117,013)
Cash and cash equivalents, beginning of year		276,280
Cash and cash equivalents, end of year	$	159,267

See accompanying notes to consolidated financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

StoneGate Partners, LLC (the "Company") was formed on March 21, 1997, as a Massachusetts limited liability company and commenced operations on June 2, 1997. The Company is registered under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers. The Company's primary business activities are acting in a placement agency capacity in larger syndicates for the private placements of securities. In addition, the Company markets securities of emerging growth privately held companies, located in the United States.

The consolidated financial statements include the accounts of StoneGate Partners LLC and its 100% owned subsidiary StoneGate Natural Resources, LLC which was formed in 2004.

All intercompany accounts and transactions have been eliminated in consolidation.

(b) Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises one class of service, which is to act as placement agent in private securities transactions.

(c) Revenue Recognition

The Company receives commissions for acting as placement agent for private financings. The Company recognizes cash commission revenue at the time the placement is completed. The Company may receive a combination of cash and securities as compensation for services rendered. For the portion of the commission paid in securities, the Company records revenue for the estimated fair value of securities received, net of commission expenses, as the securities are typically issued directly to the brokers in their name.

(d) Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

(e) Investments Valuation

Investments for which no readily ascertainable market value exists or for which there are no market quotations available, comprising 76.2% of members' equity, are valued at fair value as determined by Management. In determining fair value, Management takes into consideration the financial condition and operating results of the portfolio company, the amount that Management can reasonably expect to realize upon the sale of the securities which it holds and any other factors deemed relevant by Management. Because of the inherent uncertainty of

valuations, estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

(f) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation. Expenditures for maintenance and repairs are generally charged to expense as incurred. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

(g) Income Taxes

No provision for federal or state income taxes is presented in these financial statements as the Company is a limited liability company which is taxed as a partnership and, accordingly, its taxable income is allocated to its members for income tax reporting purposes.

(h) Uses of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates particularly susceptible to change relate to the fair value determination of securities owned -- not readily marketable.

(2) Liquidity

The Company's viability as a going concern is dependent upon its ability to generate commissions from acting as placement agent for private financings. In light of the market downturn, increased volatility, and the slowdown in the Initial Public Offering market, over the last three years, the Company's sources of deal flow have been significantly slowed. In response to the aforementioned factors, the Company continues to take steps to market their services in this financial environment.

(3) Securities Owned - Not Readily Marketable

As of December 31, 2004, the Company holds the following securities that are not readily marketable as there is no market on a securities exchange or publicly ascertainable quoted market price. Cost of securities is determined by either the cash paid for securities at purchase, or for securities received as consideration for services rendered, or a combination of both.

Investment	Date Acquired	Cost	Fair Value
Actuality Systems, Inc. (1.1%)*:			
40,322 shares of preferred stock	Dec. 1999	$ 11,395	$ 14,133

Investment	Date Acquired	Cost	Fair Value
Actuality Systems, Inc. (1.0%)*:			
38,510 shares of Series C preferred stock	Mar. 2004	$ 13,479	$ 13,479
Allergy BuyersClub.com (0.0%)*:			
8,889 shares of common stock	Mar. 2000	89	89
Domin-8 Enterprise Solutions, LLC (7.9%)*:			
69,805 Series B warrants	Dec. 2004	101,217	101,217
Immunetics (1.2%)*:			
147,059 shares of common stock $0.01 par value	Jul. 2000	25,000	15,000
Immunetics (1.2%)*:			
39,345 shares of common stock	Mar. 2004	15,738	15,738
Inland (1.6%)*:			
3,458 warrants	Dec. 2003	20,747	20,747
Innovation Associates (25.1%)*:			
60,000 common stock purchase warrants	Sep. 1999	109,886	7,818
140,000 common stock purchase warrants	Jul. 1999	47,094	18,242
233,250 common stock purchase warrants	Sep. 1999	78,092	89,405
74,700 common stock purchase warrants	Sep. 1999	25,010	28,633
197,250 common stock purchase warrants	Oct. 1999	66,039	75,606
208,950 common stock purchase warrants	Jan. 2000	104,475	104,475
Maritel, Inc. (0.6%)*:			
Step note with warrants into next preferred round	Aug. 2000	148,750	7,500
Nearlife, Inc. (0.2%)*:			
10,416 shares Series A preferred stock	Apr. 2000	25,000	2,500

(Continued)

Investment	Date Acquired	Cost	Fair Value
Bradley Energy (3.8%)*:			
Investment in Bradley Energy	Dec. 2004	$ 48,000	$ 48,000
Turbine Entertainment (11.9%)*:			
Common stock, 4,470 shares	Sep. 2003**	120,952	2,861
Series A1 preferred stock, 9,696 shares	Sep. 2003**	149,990	107,723
8,954 Series A1 warrants, expiring 11/25/05 – 12/31/05	Sep. 2003**	23,822	0
19,549 Series A1 warrants, expiring 3/10/06 – 6/22/06	Sep. 2003**	177,270	23,458
5,454 Series A1 warrants, expiring 3/31/07	Sep. 2003**	115,834	4,496
Series A2 preferred stock, 2,946 shares	Jan. 2004	15,820	15,820
Weliogix, Inc. (20.6%)*:			
Term note with warrants into next equity round	May 2000	36,750	36,750
Series C convertible preferred stock	Aug. 2000	205,645	205,645
54,839 warrants for purchase of Series C preferred stock	Aug. 2000	20,565	20,565
Total (76.2%)*		$ 1,706,659	$ 979,900

* Fair value of investment as a percent of the Company's members' equity.

** Represents date of conversion; securities originally acquired in the period from December 1998 to June 1999.

(4) Note Receivable

The Company entered into an unsecured promissory note in February 2000 in the amount of $50,000. The note accrues interest at a rate of 12% per annum, payable upon maturity and was due in February 2001. As of December 31, 2004, no payments had been received. As such, the Company has reserved $56,000 against the face value of the note and the unpaid accrued interest in prior years.

(5) Fixed Assets

Fixed assets consisted of the following:

Computers and office equipment	$	67,671
Furniture and fixtures		59,112
		126,783
Less accumulated depreciation		(97,819)
	$	28,964

Depreciation expense for the year ended December 31, 2004 was $5,056.

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. As of December 31, 2004, the Company's net capital amounted to $106,658, of which $88,966 was in excess of its required net capital of $17,692.

SEC Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's aggregate indebtedness to net capital ratio as of December 31, 2004 was 2.4 to 1.

(7) Commitments

(a) Leases

The Company leases its office facility in Wakefield, Massachusetts under a noncancelable lease agreement expiring in December 2007. The lease agreement requires a minimum monthly rental plus certain operating costs. During the year ended December 31, 2004, rent expense incurred by the Company, including operating costs, amounted to $58,464.

The future minimum lease payments due under the noncancelable lease agreement as of December 31, 2004, are as follows:

Year ended December 31:		
2005	$	64,102
2006		66,263
2007		68,424
Total	$	198,789

(Continued)

(8) Accounts Payable, Accrued Expenses, and Other Liabilities

Accounts payable, accrued expenses, and other liabilities consists of the following at December 31, 2004.

Accured professional services	$	9,204
Commissions payable		250,548
	$	259,752

(9) Contingencies

The Company entered into deals in 2004 which give the Company residual compensation rights. As not all the milestones for this compensation are met at December 31, 2004, this future income stream is not reflected in the accompanying financial statements.

STONEGATE PARTNERS, LLC AND SUBSIDIARY

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2004

Net capital:		
Total members' equity	$	1,286,541
Deduct nonallowable assets:		
Securities owned- not readily marketable		979,900
Accounts receivable, net of commission payable offset		116,956
Other assets		54,063
Fixed assets, net of accumulated depreciation		28,964
		1,179,883
Net capital	$	106,658
Aggregate indebtedness	$	259,752
Computation of basic net capital requirement:		
Minimum net capital required: 6 2/3 of total aggregate indebtedness, before the one percent additional requirement	$	17,315
Add: one percent of commissions payable due more than 12 months from computation date		377
Required net capital	$	17,692
Excess of net capital at 1500%	$	88,966
Excess of net capital at 1000%	$	80,683
Ratio of aggregate indebtedness to net capital		2.4:1
Reconciliation with StoneGate, LLC computation included in Part II of Form X-17-A-5 as of December 31, 2004:		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report:	$	74,040
Adjustments made to correct financial statements:		
Accounts payable, accrued expenses and other liabilities		32,618
Net capital per above	$	106,658

See accompanying independent auditors' report.

Supplemental Independent Auditors' Report on
Internal Control Required by SEC Rule I7a-5

The Board of Directors and Members
StoneGate Partners, LLC:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of StoneGate Partners, LLC and subsidiary (the Company) for the year ended December 31, 2004, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) Making quarterly securities examinations, counts, verifications and comparisons, (2) Recordation of differences required by Rule 17a-13, and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish such objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Proscenzano & Marchesini P.C.

January 27, 2005